 Exhibit 99.1

14 April 2022

Midatech Pharma PLC

(“Midatech” or the “Company””)

Receipt of NASDAQ Notice

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, announces that it received written notification (the "Notification Letter") from The NASDAQ Stock Market LLC ("NASDAQ"), dated 13 April 2022, stating that the Company is not in compliance with the minimum bid price requirement set forth in NASDAQ's rules for continued listing on The NASDAQ Capital Market.  NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.  Based on the closing bid price of the Company's American Depositary Shares (the "Depositary Shares"), each representing five ordinary shares of the Company, for the 30 consecutive business days beginning 2 March 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter has no immediate effect on the listing of the Depositary Shares, and they will continue to trade on The NASDAQ Capital Market under the symbol "MTP."

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until 10 October 2022 (the "Compliance Period"), to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, the Company may be eligible for an additional grace period of 180 calendar days provided that the Company satisfies NASDAQ's initial listing standards for listing on The NASDAQ Capital Market, other than the minimum bid price requirement, and provides written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from The NASDAQ Capital Market. In that event, the Company may appeal such determination to a hearing panel.

The Company intends to monitor the bid price of its Depositary Shares during the Compliance Period and will consider taking such actions as may be necessary and appropriate to achieve compliance with continued listing requirements prior to the expiration of all available grace periods.

The Company's business operations are not affected by the receipt of the Notification Letter.

The Company's ordinary shares are listed on the AIM Market of the London Stock Exchange, and the Notification Letter does not affect the Company's compliance status with such listing.

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Tel: +44 (0)29 2048 0180

www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Broker)

Andrew Thacker / James Pope (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).

•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.

•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements expressed or implied regarding Midatech’s plans, including those related to Midatech’s intentions in response to the Notification Letter, its continued compliance with the NASDAQ Listing Rules, and its intentions during the Compliance Period and after. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Midatech’s control and are difficult to predict. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Midatech shall furnish or file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission (the “SEC”), including those risks and uncertainties set forth under “Risk Factors” in Midatech’s filings with the SEC, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake or accept any obligation or undertaking to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.